Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

July 31, 2013

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DWS Alternative Asset Allocation Fund, a series of DWS Market Trust (Reg. Nos. 002-21789 and 811-01236) (the “Fund”) Post-Effective Amendment No. 104

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on July 17, 2013 relating to the above-captioned Post-Effective Amendment filed with the SEC on May 31, 2013.

The Staff’s comments are restated below, followed by the Fund’s responses.

Prospectus Comments:

1.  Expense Waiver/Reimbursement Arrangements

a.
Comment:  Please confirm that the contractual fee waiver reflected in the fee table will extend for at least one year from the date of the prospectus.  Confirm that there are two applicable waivers, only one of which is reflected in the expense table.  Also, confirm that the Fund does not expect any recoupment of waivers and that the Board does not intend to terminate the contractual expense waiver/reimbursement for at least one year from the date of the prospectus.

Response:  The Fund confirms that there are two applicable fee waivers and that the contractual fee waiver in the expense table will extend for one year from the effective date of the prospectus.  Furthermore, the Fund is not aware of any arrangement for recoupment of waivers or any current intention on behalf of the Board to terminate the relevant contractual expense waiver/reimbursement arrangements.

b.	Comment: In the expense example table, confirm that capped expenses are reflected only for years the waiver is contractually in effect.

Response:  The expense example reflects expense caps only when such caps are contractually in effect for the affected share class.

2.    Principal Investment Strategy

a.	Comment: Please explain what is meant by the term “Alternative” in the Fund’s name and whether the Fund’s name should be subject to Rule 35d-1 under the Investment Company Act of 1940.

Response:  The term “Alternative” as used in the Fund’s name connotes types of investment strategies that the underlying funds in which the Fund invests may utilize as opposed to types of investments, therefore the Fund believes Rule 35d-1 should not apply.

b.
 Comment:  Confirm that the Fund’s investment in hedge funds  (i.e., funds that are excluded from the definition of investment company under Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940) will not exceed 15% of the Fund’s assets.  In addition, please confirm whether such investments are considered liquid investments for purposes of the Fund’s illiquid investment policy.

Response:  While the Fund has not established a specific limitation on investments in hedge funds, as of the date of this letter, the Fund does not have any direct exposure to hedge fund investments.  For purposes of the Fund’s illiquid investment policy, the Fund anticipates treating hedge fund investments as illiquid, though the facts and circumstances of an investment may warrant different treatment.

3.     Derivatives

a.
Comment:    Confirm that all derivatives that are used as part of the Fund’s principal investment strategy are described in the “Derivatives” section under the “Principal Investment Strategy” section and that the related risks are disclosed in the summary section of the Fund’s prospectus.

Response:  The Fund believes that its disclosure, including risk disclosure, regarding the use of derivatives by the Fund and the underlying funds in which the Fund may invest, is appropriate in light of the Fund’s circumstances.

b.	Comment: In connection with investment in derivatives, confirm that the Fund segregates assets in a manner consistent with guidance provided by the Staff.

Response:  The Fund operates in compliance with Staff guidance on asset segregation.

4.       Main Risks

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a.	Comment: Please confirm that disclosure regarding derivatives risks is appropriate for the types of derivatives the Fund utilizes.

Response:   The Fund believes the disclosure regarding derivatives risk is appropriate in light of the Fund’s circumstances.

b.	Comment: Please consider adding disclosure regarding the speculative nature of investment in junk bonds.

Response:   The Fund believes that the existing disclosure provides sufficient discussion regarding the greater risks of investing in lower-rated securities.

5.     Average Annual Total Returns

a.
Comment:    In the “Average Annual Total Returns” section, consider (1) including the description of the Blended Index as a parenthetical within the performance table rather than below the performance table, and (2) moving the disclosure describing the additional indexes before, rather than after, the performance table.

Response:   The Fund believes the current placement of the noted disclosure is consistent with Form N-1A.

6.     Tax Information

a.
Comment:    The disclosure under “Tax Information” reads: “The fund’s distributions are generally taxable to you as ordinary income or capital gains, except when your investment is in an IRA, 401(k), or other tax-deferred investment plan.”  Consider adding the following phrase (or a similar phrase) to the end of the current disclosure: “which may be taxable upon withdrawal.”

Response:  The current disclosure is common to many of the DWS funds.  In order to maintain disclosure that is consistent throughout the fund complex, the Fund has chosen to retain the current disclosure at this time and believes that the current disclosure is consistent with Form N-1A.  We are considering the requested disclosure change generally for all applicable DWS funds and will incorporate the change in future DWS fund filings if deemed appropriate.

7.     Investment Advisor

a.	Comment: Under “The Investment Advisor” discussion in the “Who Manages and Oversees the Fund” section, please include the advisor’s assets under management as of a current date.

Response:  The description of the investment advisor’s business is common to all of the DWS funds.  In order to maintain disclosure that is consistent throughout the fund complex, the Fund has chosen to retain the current disclosure at this time and believes that the current disclosure is consistent with Form N-1A.  We are considering the requested disclosure change generally for all DWS funds and will incorporate the change in future DWS fund filings if deemed appropriate.

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8.     Portfolio Management

a.
Comment:    Consider clarifying biographical information about the Fund’s portfolio managers, specifically: (1) specify what positions each person held upon joining Deutsche Asset & Wealth Management; and (2) clarify that the positions noted in the second bullet point for certain individuals are positions held with Deutsche Asset & Wealth Management.

Response:  The basic format of the biographical information is used for all of the DWS funds.  In order to maintain disclosure that is consistent throughout the fund complex, the Fund has chosen to retain the current disclosure at this time and believes that the current disclosure is consistent with Form N-1A.  We are considering the requested disclosure changes generally for all DWS funds and will incorporate the changes in future DWS fund filings if deemed appropriate.

9.     Choosing a Share Class

a.
Comment:    In the “Choosing a Share Class” section, in the table comparing features of the various classes offered, the use of the term “distribution” in the first column, together with the use of the term “distributions” in the second column may be confusing.  Consider substituting a term like “dividends” in the second column.

Response:  The current disclosure is common to many of the DWS funds.  In order to maintain disclosure that is consistent throughout the fund complex, the Fund has chosen to retain the current disclosure at this time and believes that the current disclosure is consistent with Form N-1A.  We are considering the requested disclosure change generally for all applicable DWS funds and will incorporate the change in future DWS fund filings if deemed appropriate.

Statement of Additional Information Comments:

1.	Comment: Does the Fund employ a look-through to the underlying funds’ assets to determine compliance with its concentration policy?

Response:  In determining compliance with its concentration policy, the Fund does not look through to the underlying funds’ assets.  As a fund-of-funds, the Fund invests in shares of other DWS funds, certain unaffiliated funds and certain other securities.  For purposes of the Fund’s concentration policy, the Fund looks to the underlying shares of the underlying funds and any other securities held directly by the Fund.
 .
2.
Comment:  In Part II of the SAI, under the “Subadvisors” heading, disclose how long each subadvisor  has been in the investment management business and provide assets under management as of a recent date.

Response:  Part II of the SAI is intended to provide disclosure that is applicable for many DWS funds.  As such, the subadvisor descriptions included in Part II are general in nature.  More specific, ephemeral information (such as assets under management) is included in the prospectus

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disclosure of funds that use subadvisors.  Because the Fund does not use a subadvisor, the Fund does not believe that any additional disclosure regarding subadvisors is necessary.

3.
Comment:  In Part II of the SAI, under the heading “For funds subadvised by Dreman,” the discussion of compensation includes reference to payment of bonuses to investment professionals for their contributions to fund performance.  Please add disclosure regarding the period over which performance is measured and state whether the performance used is pre-tax or after tax.

Response:  Part II of the SAI includes disclosure applicable to many DWS funds, including information about compensation paid to personnel by subadvisors.  Because the Fund does not employ a subadvisor, the suggested changes to the disclosure regarding compensation have not been made at this time but will be considered for future revisions.

4.
Comment:  In Appendix II-G, “Investment Practices and Techniques,” there are successive entries titled “Commodity Pool Operator Exclusion” and “Commodity Pool Operator Regulation” that appear to be contradictory.

Response:  As discussed during our telephone conversation, Part II of the SAI is applicable to many funds in the DWS family of funds, therefore both of the above disclosure items are included.  Part I of the SAI is applicable only to the Fund and Appendix I-I in Part I specifies that the “Commodity Pool Operator Exclusion” element is the one that is relevant for the Fund.

5.
Comment:  In Appendix II-G, the entry titled “Derivatives” includes discussion of credit default swaps and total return swaps, among other derivatives instruments.  In connection with these instruments, confirm that the Fund is in compliance with Staff guidance with respect to asset segregation.

Response:  The Fund operates in compliance with Staff guidance on asset segregation.  Appendix II-G includes a discussion of asset segregation practices under the heading “Asset Segregation.”

If you have any questions regarding the foregoing or need additional information, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum
Vice President

cc.           John Marten, Vedder Price P.C.

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